UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28606 / January 16, 2009

In the Matter of   )

UBS SECURITIES LLC
299 Park Avenue
New York, NY 10171

UBS FINANCIAL SERVICES INC.
1200 Harbor Boulevard
Weehawken, NJ 07086

UBS FUND ADVISOR, L.L.C.
UBS WILLOW MANAGEMENT, L.L.C.
UBS EUCALYPTUS MANAGEMENT, L.L.C.
UBS TAMARACK MANAGEMENT, L.L.C.
UBS JUNIPER MANAGEMENT, L.L.C.
UBS ENSO MANAGEMENT, L.L.C.
51 West 52nd Street
23rd Floor
New York, NY 10019

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.
One North Wacker Drive
Chicago, IL 60606

UBS GLOBAL ASSET MANAGEMENT (US) INC.
51 West 52nd Street
16th Floor
New York, NY 10019

UBS AG
UBS IB CO-INVESTMENT 2001 GP LIMITED
c/o UBS
677 Washington Boulevard
Stamford, CT 06901

(812-13609)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

UBS Securities LLC, UBS Financial Services Inc. (together with UBS Securities LLC, the "Settling Firms"), UBS Fund Advisor, L.L.C., UBS Willow Management, L.L.C., UBS Eucalyptus Management, L.L.C., UBS Tamarack Management, L.L.C., UBS Juniper Management, L.L.C., UBS Enso Management L.L.C., UBS Global Asset Management (Americas) Inc., UBS Global Asset Management (US) Inc., UBS AG and UBS IB Co-Investment 2001 GP Limited (collectively, "Applicants") filed an application on December 16, 2008, and an amendment to the application on January 12, 2009, requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which either of the Settling Firms is or hereafter becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the United States District Court for the Southern District of New York on December 23, 2008.

On December 23, 2008, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 28569) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by UBS Securities LLC et al. (File No. 812-13609), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Southern District of New York on December 23, 2008.

By the Commission.

Elizabeth M. Murphy
Secretary